Mindray Appoints Mr. Peter Wan and Mr. Kern Lim
to Board of Directors
-— Mr.Wan and Mr. Lim are Both Independent Directors and
Will Be Members of the Audit Committee —
Shenzhen, China — September XX, 2008 — Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices in China with a rapidly growing international presence, announced today that Mr. Peter Wan and Mr. Kern Lim have been appointed to the Company’s Board of Directors. Mr. Lim and Mr. Wan are both independent directors and will serve on the audit committee, the compensation committee, and the corporate governance and nominating committees. Mr. Wan will chair the audit committee and Mr. Lim will chair the compensation committee, and the corporate governance and nominating committee.
Mr. Xu Hang, Mindray’s chairman and co-chief executive officer commented, “We are pleased to welcome both Mr. Wan and Mr. Lim to Mindray. Both have significant financial and operational experience which we believe will be invaluable as Mindray continues to execute on its global growth strategy. We believe that their extensive background, combined with their considerable experience as a senior level executives at a wide range of companies, make them exceptionally qualified to serve Mindray’s shareholders as a member of the Board. This is an exciting time as we continue to expand our global reach and introduce new products, and the ongoing support of our Board is an integral part of the success of Mindray.”
Mr. Peter Wan, 55, is a former partner of PricewaterhouseCoopers and is a Hong Kong certified public accountant. Mr. Wan joined Coopers and Lybrand in 1975, a predecessor firm of PricewaterhouseCoopers, and became a partner of the firm in 1992 before retiring in June 2008. Mr. Wan is a fellow of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants, UK, and the Hong Kong Institute of Directors. Mr. Wan received the higher diploma in accountancy from Hong Kong Polytechnic in 1975. Mr. Wan is currently a member of the audit committee of the Rotary International Board of Directors and is a member of the boards of directors and the executive committees of a number of non-government organizations in Hong Kong.

Mr. Kern Lim, 39, currently serves as the vice president of finance of the Ventian Macao-Resort-Hotel, and is a Singapore certified public accountant. From 2006 to 2008 Mr. Lim was the global chief financial officer of Asimco Technologies Limited, a Cayman Islands company with operations in China. From 2003 to 2006, Mr. Lim was the chief financial officer of Eastman Kodak for the Asia Pacific region. From 1996 to 2003, Mr. Lim worked for General Electric in Atlanta, Schenectady, and Singapore in various positions including finance leader of global mergers and acquisitions finance, manager of finance of steam turbine and generator operations, finance leader of supply chain management, and global energy services finance leader. From 1994 to 1996 Mr. Lim worked for Hewlett-Packard in various roles in financial planning and analysis, credit and collection, and pricing. Mr. Lim received his bachelor’s degree in financial and management accounting from the Nanyang Technological University in Singapore. Mr Lim serves as a director and chair of the audit committee of China Auto Electronics Group, a Singapore public company, and as a director and member of the audit committee of China Zaino, also a Singapore public company.
Prior to the appointment of Mr. Wan and Mr. Lim, Mindray’s board of directors passed a resolution to expand the number of directors on its board from seven to nine. With the addition of Mr. Wan and Mr. Lim, Mindray’s board consists of nine directors, five of whom are independent directors. The board has determined that Mr. Wan qualifies as an audit committee financial expert as that term is defined under the Sarbanes-Oxley Act. Mr. Wan’s appointment cures a defect created when the former audit committee financial expert Ronald Ede accepted a role on the company’s management team in June 2008. The appointment of Mr. Wan and Mr. Lim are effective as of September 28, 2008. Mr. Chen Qingtai will continue his service on the three-person audit committee with Mr. Wan and Mr. Lim. Mr. Ronald Ede will continue his service on the three-person compensation committee, and the three-person corporate governance and nominating committees with Mr. Wan and Mr. Lim.
About Mindray
Mindray Medical International Limited is a leading developer, manufacturer and marketer of medical devices in China with a significant and growing presence worldwide. Established in 1991, Mindray offers a broad range of products across three primary business segments: patient monitoring devices, diagnostic laboratory instruments, and ultrasound imaging systems. Mindray is headquartered in Shenzhen, China, and has 29 local sales and service offices in China, as well as sales and service offices in Amsterdam, Boston, Frankfurt, Istanbul, London, Mexico City, Mumbai, Paris, Sao Paulo, Seattle, Toronto and Vancouver.
For more information, please visit http://www.mindray.com.
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     For investor and media inquiries please contact:

In the U.S:
Evan Smith, CFA
FD
Tel: +1-212-850-5606
Email: evan.smith@fd.com
John Capodanno,
FD
Tel: +1-212-850-5705
Email: john.capodanno@fd.com
In China:
Susan Du
Mindray Medical International Limited
Tel: +86-755-2658-2518
Email: Susan.Du@Mindray.com